July 30, 2024

Stanton Ross
Chief Executive Officer
DIGITAL ALLY, INC.
14001 Marshall Drive
Lenexa, KS 66215

       Re: DIGITAL ALLY, INC.
           Registration Statement on Form S-1
           Filed July 24, 2024
           File No. 333-280994
Dear Stanton Ross:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing